SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH, 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Vice President and
Chief Financial Officer

Date: April 27, 2018
List of materials

Documents attached hereto:

i) Press release Announcement _______________________________________________________

Financial Statements and Consolidated Financial Results
for the Fiscal Year Ended March 31, 2018
And
Outlook for the Fiscal Year Ending March 31, 2019

April 27, 2018
Sony Corporation

Financial Statements (Unaudited)	F-1

Consolidated Balance Sheets	F-1
Consolidated Statements of Income (Fiscal year ended March 31)	F-2
Consolidated Statements of Comprehensive Income (Fiscal year ended March 31)	F-2
Consolidated Statements of Income (Three months ended March 31)	F-3
Consolidated Statements of Comprehensive Income (Three months ended March 31)	F-3
Consolidated Statements of Changes in Stockholders' Equity	F-4
Consolidated Statements of Cash Flows	F-5
Notes to Consolidated Financial Statements	F-6
-Business Segment Information	F-6
-Going Concern Assumption	F-13
-Accounting Policies and Other Information	F-13
-Subsequent Events	F-14

Consolidated Results for the Fiscal Year Ended March 31, 2018	1

Outlook for the Fiscal Year Ending March 31, 2019	4

Business Segment Information (Consolidated Results for the Fiscal year ended March 31, 2018 and Outlook for the Fiscal year ending March 31, 2019)	5

Basic Views on Selection of Accounting Standards	9

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen)
	March 31	March 31	Change from
ASSETS	2017	2018	March 31, 2017
Current assets:
Cash and cash equivalents	¥960,142	¥1,586,329	¥	+626,187
Marketable securities	1,051,441	1,176,601		+125,160
Notes and accounts receivable, trade	1,006,961	1,061,442		+54,481
Allowance for doubtful accounts and sales returns	(53,150)	(48,663)		+4,487
Inventories	640,835	692,937		+52,102
Other receivables	223,632	190,706		-32,926

Prepaid expenses and other current assets	525,861	516,744		-9,117
Total current assets	4,355,722	5,176,096		+820,374

Film costs	336,928	327,645		-9,283

Investments and advances:
Affiliated companies	149,371	157,389		+8,018
Securities investments and other	9,962,422	10,598,669		+636,247
	10,111,793	10,756,058		+644,265

Property, plant and equipment:
Land	117,293	84,358		-32,935
Buildings	666,381	655,434		-10,947
Machinery and equipment	1,842,852	1,798,722		-44,130
Construction in progress	28,779	38,295		+9,516
	2,655,305	2,576,809		-78,496
Less-Accumulated depreciation	1,897,106	1,837,339		-59,767
	758,199	739,470		-18,729

Other assets:
Intangibles, net	584,185	527,168		-57,017
Goodwill	522,538	530,492		+7,954
Deferred insurance acquisition costs	568,837	586,670		+17,833
Deferred income taxes	98,958	96,772		-2,186
Other	323,396	325,167		+1,771
	2,097,914	2,066,269		-31,645
Total assets	¥17,660,556	¥19,065,538	¥	+1,404,982

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥464,655	¥496,093	¥	+31,438
Current portion of long-term debt	53,424	225,522		+172,098
Notes and accounts payable, trade	539,900	468,550		-71,350
Accounts payable, other and accrued expenses	1,394,758	1,514,433		+119,675
Accrued income and other taxes	106,037	145,905		+39,868
Deposits from customers in the banking business	2,071,091	2,159,246		+88,155
Other	591,874	610,792		+18,918
Total current liabilities	5,221,739	5,620,541		+398,802

Long-term debt	681,462	623,451		-58,011
Accrued pension and severance costs	396,715	394,504		-2,211
Deferred income taxes	432,824	449,863		+17,039
Future insurance policy benefits and other	4,834,492	5,221,772		+387,280
Policyholders’ account in the life insurance business	2,631,073	2,820,702		+189,629
Other	314,771	278,338		-36,433
Total liabilities	14,513,076	15,409,171		+896,095

Redeemable noncontrolling interest	12,058	9,210		-2,848

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	860,645	865,678		+5,033
Additional paid-in capital	1,275,337	1,282,577		+7,240
Retained earnings	984,368	1,440,387		+456,019
Accumulated other comprehensive income	(618,769)	(616,746)		+2,023
Treasury stock, at cost	(4,335)	(4,530)		-195
	2,497,246	2,967,366		+470,120

Noncontrolling interests	638,176	679,791		+41,615
Total equity	3,135,422	3,647,157		+511,735
Total liabilities and equity	¥17,660,556	¥19,065,538	¥	+1,404,982

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Fiscal year ended March 31
	2017	2018	Change
Sales and operating revenue:
Net sales	¥6,443,328	¥7,231,613	¥	+788,285
Financial services revenue	1,080,284	1,221,235		+140,951
Other operating revenue	79,638	91,134		+11,496
	7,603,250	8,543,982		+940,732

Costs and expenses:
Cost of sales	4,753,010	5,188,259		+435,249
Selling, general and administrative	1,505,956	1,583,197		+77,241
Financial services expenses	910,144	1,042,163		+132,019
Other operating expense, net	149,001	4,072		-144,929
	7,318,111	7,817,691		+499,580

Equity in net income of affiliated companies	3,563	8,569		+5,006

Operating income	288,702	734,860		+446,158

Other income:
Interest and dividends	11,459	19,784		+8,325
Gain on sale of securities investments, net	225	1,517		+1,292
Other	2,734	2,427		-307
	14,418	23,728		+9,310

Other expenses:
Interest	14,544	13,566		-978
Loss on devaluation of securities investments	7,629	4,955		-2,674
Foreign exchange loss, net	22,181	30,634		+8,453
Other	7,147	10,384		+3,237
	51,501	59,539		+8,038

Income before income taxes	251,619	699,049		+447,430

Income taxes	124,058	151,770		+27,712

Net income	127,561	547,279		+419,718

Less - Net income attributable to noncontrolling interests	54,272	56,485		+2,213

Net income attributable to Sony Corporation’s stockholders	¥73,289	¥490,794	¥	+417,505

Per share data:
Net income attributable to Sony Corporation’s stockholders
— Basic	¥58.07	¥388.32	¥	+330.25
— Diluted	56.89	379.75		+322.86

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Fiscal year ended March 31
	2017	2018	Change

Net income	¥127,561	¥547,279	¥	+419,718

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	(30,293)	1,070		+31,363
Unrealized gains (losses) on derivative instruments	1,140	(1,184)		-2,324
Pension liability adjustment	63,232	12,390		-50,842
Foreign currency translation adjustments	(17,988)	(6,335)		+11,653

Total comprehensive income	143,652	553,220		+409,568

Less - Comprehensive income attributable to noncontrolling interests	35,814	60,403		+24,589

Comprehensive income attributable to Sony Corporation’s stockholders	¥107,838	¥492,817	¥	+384,979

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Three months ended March 31
	2017	2018	Change
Sales and operating revenue:
Net sales	¥1,609,315	¥1,658,340	¥	+49,025
Financial services revenue	273,330	270,943		-2,387
Other operating revenue	20,959	21,738		+779
	1,903,604	1,951,021		+47,417

Costs and expenses:
Cost of sales	1,193,083	1,230,559		+37,476
Selling, general and administrative	417,860	424,007		+6,147
Financial services expenses	216,607	231,196		+14,589
Other operating (income) expense, net	(16,453)	44,203		+60,656
	1,811,097	1,929,965		+118,868

Equity in net income of affiliated companies	1,884	1,128		-756

Operating income	94,391	22,184		-72,207

Other income:
Interest and dividends	3,600	3,228		-372
Gain on sale of securities investments, net	70	38		-32
Other	828	(102)		-930
	4,498	3,164		-1,334

Other expenses:
Interest	2,642	2,784		+142
Loss on devaluation of securities investments	2,769	3,152		+383
Foreign exchange loss, net	2,951	5,480		+2,529
Other	2,671	5,461		+2,790
	11,033	16,877		+5,844

Income before income taxes	87,856	8,471		-79,385

Income taxes	43,127	13,289		-29,838

Net income (loss)	44,729	(4,818)		-49,547

Less - Net income attributable to noncontrolling interests	17,079	12,008		-5,071

Net income (loss) attributable to Sony Corporation’s stockholders	¥27,650	¥(16,826)		¥-44,476

Per share data:
Net income (loss) attributable to Sony Corporation’s stockholders
— Basic	¥21.90	¥(13.30)		¥-35.20
— Diluted	21.45	(13.30)		-34.75

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Three months ended March 31
	2017	2018	Change

Net income (loss)	¥44,729	¥(4,818)	¥-49,547

Other comprehensive income, net of tax –
Unrealized losses on securities	(4,648)	(5,960)	-1,312
Unrealized losses on derivative instruments	(2,550)	(1,334)	+1,216
Pension liability adjustment	53,935	5,381	-48,554
Foreign currency translation adjustments	(23,365)	(40,077)	-16,712

Total comprehensive income (loss)	68,101	(46,808)	-114,909

Less - Comprehensive income attributable to noncontrolling interests	14,507	11,444	-3,063

Comprehensive income (loss) attributable to Sony Corporation’s stockholders	¥53,594	¥(58,252)	¥-111,846

Consolidated Statements of Changes in Stockholders' Equity
								(Millions of yen)
	Common stock	Additional paid- in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	¥858,867	¥1,325,719	¥936,331	¥(653,318)	¥(4,259)	¥2,463,340	¥661,070	¥3,124,410
Exercise of stock acquisition rights	1,778	1,778				3,556		3,556
Stock based compensation		1,601				1,601		1,601

Comprehensive income:
Net income			73,289			73,289	54,272	127,561
Other comprehensive income, net of tax
Unrealized losses on securities				(14,101)		(14,101)	(16,192)	(30,293)
Unrealized gains on derivative instruments				1,140		1,140		1,140
Pension liability adjustment				63,003		63,003	229	63,232
Foreign currency translation adjustments				(15,493)		(15,493)	(2,495)	(17,988)
Total comprehensive income						107,838	35,814	143,652

Stock issue costs, net of tax		(30)				(30)		(30)
Dividends declared			(25,252)			(25,252)	(17,068)	(42,320)
Purchase of treasury stock					(114)	(114)		(114)
Reissuance of treasury stock		(10)			38	28		28
Transactions with noncontrolling interests shareholders and other		(53,721)				(53,721)	(41,640)	(95,361)
Balance at March 31, 2017	¥860,645	¥1,275,337	¥984,368	¥(618,769)	¥(4,335)	¥2,497,246	¥638,176	¥3,135,422

In September 2016, Sony obtained full ownership of its U.S.-based music publishing subsidiary by acquiring the 50% interest in the subsidiary held by the Estate of Michael Jackson (the “Estate”). The aggregate cash consideration paid to the Estate was 750 million U.S. dollars, including 17 million U.S. dollars of distributions to which the subsidiary previously committed. The difference between cash consideration paid and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 70,730 million yen.

	Common stock	Additional paid- in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2017	¥860,645	¥1,275,337	984,368	(618,769)	(4,335)	2,497,246	638,176	3,135,422
Issuance of new shares	488	488				976		976
Exercise of stock acquisition rights	4,533	4,532				9,065		9,065
Conversion of convertible bonds	12	12				24		24
Stock based compensation		3,160				3,160		3,160

Comprehensive income:
Net income			490,794			490,794	56,485	547,279
Other comprehensive income, net of tax
Unrealized gains (losses) on securities				(444)		(444)	1,514	1,070
Unrealized losses on derivative instruments				(1,184)		(1,184)		(1,184)
Pension liability adjustment				12,292		12,292	98	12,390
Foreign currency translation adjustments				(8,641)		(8,641)	2,306	(6,335)
Total comprehensive income						492,817	60,403	553,220

Stock issue costs, net of tax		(879)				(879)		(879)
Dividends declared			(34,775)			(34,775)	(14,361)	(49,136)
Purchase of treasury stock					(199)	(199)		(199)
Reissuance of treasury stock		0			4	4		4
Transactions with noncontrolling interests shareholders and other		(73)				(73)	(4,427)	(4,500)
Balance at March 31, 2018	¥865,678	¥1,282,577	1,440,387	(616,746)	(4,530)	2,967,366	679,791	3,647,157

Consolidated Statements of Cash Flows
	(Millions of yen)
	Fiscal year ended March 31
	2017	2018
Cash flows from operating activities:
Net income	¥127,561	¥547,279
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs	327,048	361,444
Amortization of film costs	297,505	359,274
Accrual for pension and severance costs, less payments	9,297	4,113
Other operating expense, net	149,001	4,072
Loss on sale or devaluation of securities investments, net	7,404	3,438
Gain on revaluation of marketable securities held in the financial services business for trading purposes, net	(55,789)	(47,339)
Loss on revaluation or impairment of securities investments held in the financial services business, net	47	220
Deferred income taxes	23,798	24,085
Equity in net (income) loss of affiliated companies, net of dividends	4,409	(2,956)
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(37,529)	(80,004)
(Increase) decrease in inventories	11,199	(51,508)
Increase in film costs	(331,179)	(362,496)
Decrease in notes and accounts payable, trade	(1,386)	(87,939)
Increase in accrued income and other taxes	26,701	29,181
Increase in future insurance policy benefits and other	433,803	495,419
Increase in deferred insurance acquisition costs	(93,234)	(86,779)
Increase in marketable securities held in the financial services business for trading purposes	(81,456)	(89,797)
(Increase) decrease in other current assets	(21,402)	3,776
Increase in other current liabilities	79,114	151,805
Other	(65,650)	79,684
Net cash provided by operating activities	809,262	1,254,972

Cash flows from investing activities:
Payments for purchases of fixed assets	(333,509)	(262,989)
Proceeds from sales of fixed assets	13,098	60,599
Payments for investments and advances by financial services business	(1,233,290)	(963,210)
Payments for investments and advances (other than financial services business)	(17,208)	(13,801)
Proceeds from sales or return of investments and collections of advances by financial services business	289,901	317,159
Proceeds from sales or return of investments and collections of advances (other than financial services business)	16,078	6,596
Proceeds from sales of businesses	3,262	44,624
Other	7,695	(11,175)
Net cash used in investing activities	(1,253,973)	(822,197)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	254,695	125,092
Payments of long-term debt	(261,299)	(44,561)
Increase in short-term borrowings, net	317,827	35,145
Increase in deposits from customers in the financial services business, net	277,152	169,479
Dividends paid	(25,301)	(28,490)
Payment for purchase of Sony/ATV shares from noncontrolling interests	(76,565)	－
Other	(34,207)	(10,209)
Net cash provided by financing activities	452,302	246,456

Effect of exchange rate changes on cash and cash equivalents	(31,061)	(53,044)

Net increase (decrease) in cash and cash equivalents	(23,470)	626,187
Cash and cash equivalents at beginning of the fiscal year	983,612	960,142
Cash and cash equivalents at end of the fiscal year	¥960,142	¥1,586,329

Notes to Consolidated Financial Statements
Business Segment Information
(Business Segments)
	(Millions of yen)
	Fiscal year ended March 31
Sales and operating revenue	2017	2018	Change

Game & Network Services
Customers	¥1,581,568	¥1,848,298	¥	+266,730
Intersegment	68,231	95,514		+27,283
Total	1,649,799	1,943,812		+294,013

Music
Customers	630,767	784,792		+154,025
Intersegment	16,891	15,203		-1,688
Total	647,658	799,995		+152,337

Pictures
Customers	901,230	1,010,173		+108,943
Intersegment	1,899	894		-1,005
Total	903,129	1,011,067		+107,938

Home Entertainment & Sound
Customers	1,034,215	1,221,734		+187,519
Intersegment	4,789	999		-3,790
Total	1,039,004	1,222,733		+183,729

Imaging Products & Solutions
Customers	571,499	647,163		+75,664
Intersegment	8,134	8,729		+595
Total	579,633	655,892		+76,259

Mobile Communications
Customers	752,688	713,916		-38,772
Intersegment	6,457	9,826		+3,369
Total	759,145	723,742		-35,403

Semiconductors
Customers	659,779	726,892		+67,113
Intersegment	113,344	123,118		+9,774
Total	773,123	850,010		+76,887

Financial Services
Customers	1,080,284	1,221,235		+140,951
Intersegment	7,220	7,142		-78
Total	1,087,504	1,228,377		+140,873

All Other
Customers	375,116	351,527		-23,589
Intersegment	75,334	55,647		-19,687
Total	450,450	407,174		-43,276

Corporate and elimination	(286,195)	(298,820)		-12,625
Consolidated total	¥7,603,250	¥8,543,982	¥	+940,732

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other. Semiconductors intersegment amounts primarily consist of transactions with the Mobile Communications (“MC”) segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment. All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment. Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Fiscal year ended March 31
Operating income (loss)	2017	2018	Change

Game & Network Services	¥135,553	¥177,478	¥	+41,925
Music	75,798	127,786		+51,988
Pictures	(80,521)	41,110		+121,631
Home Entertainment & Sound	58,504	85,841		+27,337
Imaging Products & Solutions	47,257	74,924		+27,667
Mobile Communications	10,164	(27,636)		-37,800
Semiconductors	(7,811)	164,023		+171,834
Financial Services	166,424	178,947		+12,523
All Other	(29,585)	(23,530)		+6,055
Total	375,783	798,943		+423,160

Corporate and elimination	(87,081)	(64,083)		+22,998
Consolidated total	¥288,702	¥734,860	¥	+446,158

The 2017 segment disclosure above has been reclassified to reflect the change in the business segment classification. Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, changes have been made to the method of calculating the amount of pension and severance-related expenses allocated to Sony’s headquarters and each business segment. As a result of these changes, an increase in corporate costs totaling 7.5 billion yen is included in Corporate and elimination for the fiscal year ended March 31, 2018. Conversely, a decrease in expenses totaling the same amount is included in each business segment for the fiscal year ended March 31, 2018, mainly in the Semiconductors (3.2 billion yen) and IP&S (2.0 billion yen) segments. These changes have no impact on consolidated operating income.

(Business Segments)
	(Millions of yen)
	Three months ended March 31
Sales and operating revenue	2017	2018	Change

Game & Network Services
Customers	¥368,955	¥429,343	¥	+60,388
Intersegment	12,886	15,237		+2,351
Total	381,841	444,580		+62,739

Music
Customers	172,511	202,612		+30,101
Intersegment	4,525	3,816		-709
Total	177,036	206,428		+29,392

Pictures
Customers	301,310	300,715		-595
Intersegment	1,234	221		-1,013
Total	302,544	300,936		-1,608

Home Entertainment & Sound
Customers	213,416	234,895		+21,479
Intersegment	1,367	191		-1,176
Total	214,783	235,086		+20,303

Imaging Products & Solutions
Customers	151,837	158,764		+6,927
Intersegment	3,079	3,671		+592
Total	154,916	162,435		+7,519

Mobile Communications
Customers	153,833	149,891		-3,942
Intersegment	2,022	3,080		+1,058
Total	155,855	152,971		-2,884

Semiconductors
Customers	175,447	142,503		-32,944
Intersegment	25,630	23,953		-1,677
Total	201,077	166,456		-34,621

Financial Services
Customers	273,330	270,943		-2,387
Intersegment	1,803	1,779		-24
Total	275,133	272,722		-2,411

All Other
Customers	98,456	65,220		-33,236
Intersegment	18,221	11,312		-6,909
Total	116,677	76,532		-40,145

Corporate and elimination	(76,258)	(67,125)		+9,133
Consolidated total	¥1,903,604	¥1,951,021	¥	+47,417

G&NS intersegment amounts primarily consist of transactions with All Other. Semiconductors intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment. All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment. Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Three months ended March 31
Operating income (loss)	2017	2018	Change

Game & Network Services	¥22,502	¥19,631	¥-2,871
Music	15,425	30,908	+15,483
Pictures	33,686	32,422	-1,264
Home Entertainment & Sound	(5,227)	(7,342)	-2,115
Imaging Products & Solutions	3,790	6,868	+3,078
Mobile Communications	(15,167)	(44,600)	-29,433
Semiconductors	12,756	(1,347)	-14,103
Financial Services	55,318	39,838	-15,480
All Other	12,019	(17,526)	-29,545
Total	135,102	58,852	-76,250

Corporate and elimination	(40,711)	(36,668)	+4,043
Consolidated total	¥94,391	¥22,184	¥-72,207

The 2017 segment disclosure above has been reclassified to reflect the change in the business segment classification. Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

(Sales to Customers by Product Category)
	(Millions of yen)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2017	2018	Change

Game & Network Services
Network	¥714,924	¥1,033,192	¥	+318,268
Hardware and Others	866,644	815,106		-51,538
Total	1,581,568	1,848,298		+266,730

Music
Recorded Music	388,948	446,960		+58,012
Music Publishing	66,541	74,360		+7,819
Visual Media and Platform	175,278	263,472		+88,194
Total	630,767	784,792		+154,025

Pictures
Motion Pictures	409,363	448,945		+39,582
Television Productions	271,886	289,024		+17,138
Media Networks	219,981	272,204		+52,223
Total	901,230	1,010,173		+108,943

Home Entertainment & Sound
Televisions	720,557	861,763		+141,206
Audio and Video	311,771	357,194		+45,423
Other	1,887	2,777		+890
Total	1,034,215	1,221,734		+187,519

Imaging Products & Solutions
Still and Video Cameras	351,834	415,318		+63,484
Other	219,665	231,845		+12,180
Total	571,499	647,163		+75,664

Mobile Communications	752,688	713,916		-38,772

Semiconductors	659,779	726,892		+67,113

Financial Services	1,080,284	1,221,235		+140,951

All Other	375,116	351,527		-23,589

Corporate	16,104	18,252		+2,148
Consolidated total	¥7,603,250	¥8,543,982	¥	+940,732

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-6. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

In the G&NS segment, Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the Home Entertainment & Sound (“HE&S”) segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.

(Sales to Customers by Product Category)
	(Millions of yen)
	Three months ended March 31
Sales and operating revenue (to external customers)	2017	2018	Change

Game & Network Services
Network	¥210,056	¥314,497	¥	+104,441
Hardware and Others	158,899	114,846		-44,053
Total	368,955	429,343		+60,388

Music
Recorded Music	94,652	109,722		+15,070
Music Publishing	19,750	19,667		-83
Visual Media and Platform	58,109	73,223		+15,114
Total	172,511	202,612		+30,101

Pictures
Motion Pictures	143,662	146,940		+3,278
Television Productions	103,225	87,510		-15,715
Media Networks	54,423	66,265		+11,842
Total	301,310	300,715		-595

Home Entertainment & Sound
Televisions	140,746	161,360		+20,614
Audio and Video	72,001	72,530		+529
Other	669	1,005		+336
Total	213,416	234,895		+21,479

Imaging Products & Solutions
Still and Video Cameras	83,872	88,956		+5,084
Other	67,965	69,808		+1,843
Total	151,837	158,764		+6,927

Mobile Communications	153,833	149,891		-3,942

Semiconductors	175,447	142,503		-32,944

Financial Services	273,330	270,943		-2,387

All Other	98,456	65,220		-33,236

Corporate	(5,491)	(3,865)		+1,626
Consolidated total	¥1,903,604	¥1,951,021	¥	+47,417

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-7. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

In the G&NS segment, Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the HE&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Financial Statements)

The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets

			(Millions of yen)
	Financial Services		Sony without Financial Services		Consolidated

	March 31	March 31	March 31	March 31	March 31	March 31
	2017	2018	2017	2018	2017	2018
ASSETS
Current assets:
Cash and cash equivalents	¥268,382	¥393,133	¥691,760	¥1,193,196	¥960,142	¥1,586,329
Marketable securities	1,051,441	1,176,601	–	–	1,051,441	1,176,601
Notes and accounts receivable, trade	10,931	15,612	947,602	1,003,558	953,811	1,012,779
Inventories	–	–	640,835	692,937	640,835	692,937
Other receivables	56,807	60,819	167,127	130,393	223,632	190,706
Prepaid expenses and other current assets	112,085	137,539	414,420	379,893	525,861	516,744
Total current assets	1,499,646	1,783,704	2,861,744	3,399,977	4,355,722	5,176,096
Film costs	–	–	336,928	327,645	336,928	327,645
Investments and advances	9,904,576	10,560,933	285,965	272,545	10,111,793	10,756,058
Investments in Financial Services, at cost	–	–	133,514	133,514	–	–
Property, plant and equipment	21,323	22,424	735,590	715,760	758,199	739,470
Other assets:
Intangibles, net	30,643	34,622	553,542	492,546	584,185	527,168
Goodwill	2,375	7,225	520,163	523,267	522,538	530,492
Deferred insurance acquisition costs	568,837	586,670	–	–	568,837	586,670
Deferred income taxes	1,868	1,684	97,090	95,088	98,958	96,772
Other	34,607	33,267	292,529	295,650	323,396	325,167
	638,330	663,468	1,463,324	1,406,551	2,097,914	2,066,269
Total assets	¥12,063,875	¥13,030,529	¥5,817,065	¥6,255,992	¥17,660,556	¥19,065,538

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥411,643	¥433,119	¥106,437	¥288,496	¥518,079	¥721,615
Notes and accounts payable, trade	–	–	539,900	468,550	539,900	468,550
Accounts payable, other and accrued expenses	31,486	37,479	1,364,042	1,477,875	1,394,758	1,514,433
Accrued income and other taxes	13,512	19,401	92,525	126,504	106,037	145,905
Deposits from customers in the banking business	2,071,091	2,159,246	–	–	2,071,091	2,159,246
Other	173,853	181,467	422,916	435,996	591,874	610,792
Total current liabilities	2,701,585	2,830,712	2,525,820	2,797,421	5,221,739	5,620,541
Long-term debt	75,511	205,373	609,692	421,817	681,462	623,451
Accrued pension and severance costs	31,289	33,062	365,427	361,442	396,715	394,504
Deferred income taxes	317,043	342,405	115,781	107,458	432,824	449,863
Future insurance policy benefits and other	4,834,492	5,221,772	–	–	4,834,492	5,221,772
Policyholders’ account in the life insurance business	2,631,073	2,820,702	–	–	2,631,073	2,820,702
Other	21,825	17,778	317,980	284,270	314,771	278,338
Total liabilities	10,612,818	11,471,804	3,934,700	3,972,408	14,513,076	15,409,171
Redeemable noncontrolling interest	–	–	12,058	9,210	12,058	9,210
Equity:
Stockholders’ equity of Financial Services	1,449,605	1,557,062	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	1,770,632	2,173,128	–	–
Sony Corporation’s stockholders’ equity	–	–	–	–	2,497,246	2,967,366
Noncontrolling interests	1,452	1,663	99,675	101,246	638,176	679,791
Total equity	1,451,057	1,558,725	1,870,307	2,274,374	3,135,422	3,647,157
Total liabilities and equity	¥12,063,875	¥13,030,529	¥5,817,065	¥6,255,992	¥17,660,556	¥19,065,538

Condensed Statements of Income

			(Millions of yen)
	Fiscal year ended March 31
			Sony without Financial Services
	Financial Services				Consolidated
	2017	2018	2017	2018	2017	2018

Financial services revenue	¥1,087,504	¥1,228,377	¥–	¥–	¥1,080,284	¥1,221,235
Net sales and operating revenue	–	–	6,527,499	7,329,755	6,522,966	7,322,747
	1,087,504	1,228,377	6,527,499	7,329,755	7,603,250	8,543,982

Cost of sales	–	–	4,761,541	5,199,748	4,753,010	5,188,259
Selling, general and administrative	–	–	1,501,957	1,578,716	1,505,956	1,583,197
Financial services expenses	917,365	1,049,305	–	–	910,144	1,042,163
Other operating expense, net	114	64	148,887	4,008	149,001	4,072
	917,479	1,049,369	6,412,385	6,782,472	7,318,111	7,817,691

Equity in net income (loss) of affiliated companies	(3,601)	(61)	7,164	8,630	3,563	8,569

Operating income	166,424	178,947	122,278	555,913	288,702	734,860

Other income (expenses), net	–	–	(22,728)	(20,738)	(37,083)	(35,811)

Income before income taxes	166,424	178,947	99,550	535,175	251,619	699,049

Income taxes	47,604	51,825	76,454	99,945	124,058	151,770

Net Income	118,820	127,122	23,096	435,230	127,561	547,279

Less - Net income attributable to noncontrolling interests	107	201	8,502	9,311	54,272	56,485

Net income of Financial Services	¥118,713	¥126,921	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥14,594	¥425,919	¥–	¥–

Net income attributable to Sony Corporation’s stockholders	¥–	¥–	¥–	¥–	¥73,289	¥490,794

	Three months ended March 31
	Financial Services		Sony without Financial Services		Consolidated

	2017	2018	2017	2018	2017	2018

Financial services revenue	¥275,133	¥272,722	¥–	¥–	¥273,330	¥270,943
Net sales and operating revenue	–	–	1,631,288	1,682,102	1,630,274	1,680,078
	275,133	272,722	1,631,288	1,682,102	1,903,604	1,951,021

Cost of sales	–	–	1,194,666	1,233,348	1,193,083	1,230,559
Selling, general and administrative	–	–	417,290	423,241	417,860	424,007
Financial services expenses	218,412	232,975	–	–	216,607	231,196
Other operating (income) expense, net	45	30	(16,498)	44,173	(16,453)	44,203
	218,457	233,005	1,595,458	1,700,762	1,811,097	1,929,965

Equity in net income (loss) of affiliated companies	(1,358)	121	3,242	1,007	1,884	1,128

Operating income (loss)	55,318	39,838	39,072	(17,653)	94,391	22,184

Other income (expenses), net	–	–	(6,534)	(13,713)	(6,535)	(13,713)

Income (loss) before income taxes	55,318	39,838	32,538	(31,366)	87,856	8,471

Income taxes	15,829	11,775	27,298	1,515	43,127	13,289

Net Income (loss)	39,489	28,063	5,240	(32,881)	44,729	(4,818)

Less - Net income attributable to noncontrolling interests	41	62	2,444	1,558	17,079	12,008

Net income of Financial Services	¥39,448	¥28,001	¥–	¥–	¥–	¥–

Net income (loss) of Sony without Financial Services	¥–	¥–	¥2,796	¥(34,439)	¥–	¥–

Net income (loss) attributable to Sony Corporation’s stockholders	¥–	¥–	¥–	¥–	¥27,650	¥(16,826)

Condensed Statements of Cash Flows

			(Millions of yen)
	Fiscal year ended March 31
			Sony without Financial Services
	Financial Services				Consolidated
	2017	2018	2017	2018	2017	2018
Cash flows from operating activities:
Net income (loss)	¥118,820	¥127,122	¥23,096	¥435,230	¥127,561	¥547,279
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs	47,056	79,843	279,992	281,601	327,048	361,444
Amortization of film costs	–	–	297,505	359,274	297,505	359,274
Other operating (income) expense, net	114	64	148,887	4,008	149,001	4,072
(Gain) loss on sale or devaluation of securities investments, net	47	220	7,404	3,438	7,451	3,658
(Gain) loss on revaluation of marketable securities held for trading purposes, net	(55,789)	(47,339)	–	–	(55,789)	(47,339)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(1,163)	(3,880)	(37,148)	(77,793)	(37,529)	(80,004)
(Increase) decrease in inventories	–	–	11,199	(51,508)	11,199	(51,508)
(Increase) decrease in film costs	–	–	(331,179)	(362,496)	(331,179)	(362,496)
Increase (decrease) in notes and accounts payable, trade	–	–	(1,386)	(87,939)	(1,386)	(87,939)
Increase (decrease) in future insurance policy benefits and other	433,803	495,419	–	–	433,803	495,419
(Increase) decrease in deferred insurance acquisition costs	(93,234)	(86,779)	–	–	(93,234)	(86,779)
(Increase) decrease in marketable securities held for trading purposes	(81,456)	(89,797)	–	–	(81,456)	(89,797)
Other	8,031	23,714	47,400	267,836	56,267	289,688
Net cash provided by (used in) operating activities	376,229	498,587	445,770	771,651	809,262	1,254,972

Cash flows from investing activities:
Payments for purchases of fixed assets	(12,296)	(13,386)	(321,200)	(249,770)	(333,509)	(262,989)
Payments for investments and advances	(1,232,059)	(963,210)	(17,106)	(13,801)	(1,250,498)	(977,011)
Proceeds from sales or return of investments and collections of advances	289,901	317,159	16,078	6,596	305,979	323,755
Other	1,262	162	22,793	93,887	24,055	94,048
Net cash provided by (used in) investing activities	(953,192)	(659,275)	(299,435)	(163,088)	(1,253,973)	(822,197)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	358,010	140,055	(46,516)	(24,379)	311,223	115,676
Increase (decrease) in deposits from customers, net	277,152	169,479	–	–	277,152	169,479
Dividends paid	(23,926)	(23,921)	(25,301)	(28,490)	(25,301)	(28,490)
Other	408	(174)	(101,608)	(1,214)	(110,772)	(10,209)
Net cash provided by (used in) financing activities	611,644	285,439	(173,425)	(54,083)	452,302	246,456

Effect of exchange rate changes on cash and cash equivalents	–	–	(31,061)	(53,044)	(31,061)	(53,044)

Net increase (decrease) in cash and cash equivalents	34,681	124,751	(58,151)	501,436	(23,470)	626,187
Cash and cash equivalents at beginning of the fiscal year	233,701	268,382	749,911	691,760	983,612	960,142

Cash and cash equivalents at end of the fiscal year	¥268,382	¥393,133	¥691,760	¥1,193,196	¥960,142	¥1,586,329

Going Concern Assumption
Not Applicable

Accounting Policies and Other Information

(Recently adopted accounting pronouncements)
Simplifying the test for goodwill impairment

In January 2017, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2017-04 to simplify the accounting for goodwill impairment.  This ASU eliminates the second step from the goodwill impairment test.  Instead, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to the reporting unit.  Sony early adopted this ASU in the fiscal year ended March 31, 2018.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

(Number of Consolidated Subsidiaries and Affiliated Companies)
As of March 31, 2018, Sony had 1,304 consolidated subsidiaries (including variable interest entities) and 107 affiliated companies accounted for under the equity method.

(Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	(Thousands of shares)
	Fiscal year ended March 31
Net income attributable to Sony Corporation’s stockholders	2017	2018
— Basic	1,262,023	1,263,895
— Diluted	1,288,343	1,292,420

	(Thousands of shares)
	Three months ended March 31
Net income (loss) attributable to Sony Corporation’s stockholders	2017	2018
— Basic	1,262,507	1,265,126
— Diluted	1,288,794	1,265,126

The dilutive effect in the weighted-average number of outstanding shares for the fiscal year and three months ended March 31, 2017 and the fiscal year ended March 31, 2018 primarily resulted from convertible bonds which were issued in July 2015.    All potential shares were excluded as anti-dilutive for the three months ended March 31, 2018 due to Sony incurring a net loss attributable to Sony Corporation’s stock holders.

(Segmentation)
Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2018.  As a result of this realignment, the operation of the former Components segment is now included in All Other.  In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software.  The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses.  The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses.  The HE&S segment includes Televisions as well as Audio and Video businesses.  The IP&S segment includes the Still and Video Cameras business.  The MC segment includes the manufacture and sales of mobile phones and Internet-related service businesses.  The Semiconductors segment includes the image sensors business.  The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan.  All Other consists of various operating activities, including the overseas disc manufacturing, recording media and battery businesses.  Sony’s products and services are generally unique to a single operating segment.

(Reclassifications)
Certain reclassifications of the financial statements and accompanying footnotes for the fiscal year and three months ended March 31, 2017 have been made to conform to the presentation for the fiscal year and three months ended March 31, 2018, respectively.

Subsequent Events
On April 3, 2018, Spotify Technology S.A. (“Spotify”) was publicly listed for trading on the New York Stock Exchange. Sony owned 5.707% of Spotify’s shares (5.082% on a fully diluted basis) at the time of the public listing.  Due to the public listing and the subsequent sale of a portion of such shares owned by Sony, Sony expects to record an unrealized valuation gain for the shares Sony continues to hold after the listing and a realized gain for the shares sold, net of the estimated amount to be shared with its artists and distributed labels. The sum of the unrealized valuation gain (net) and the gain on the sale of shares (net) to be recorded for the fiscal year ending March 31, 2019 is expected to be approximately 100 billion yen in total.

Consolidated Results for the Fiscal Year Ended March 31, 2018

	(Billions of yen, except per share amounts)
	Fiscal Year ended March 31
	2017	2018	Change
Sales and operating revenue	¥7,603.3	¥8,544.0	+ ¥940.7
Operating income	288.7	734.9	+446.2
Income before income taxes	251.6	699.0	+447.4
Net income attributable to Sony Corporation’s stockholders	73.3	490.8	+417.5

Net income attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥58.07	¥388.32	+330.25
- Diluted	56.89	379.75	+322.86

The average foreign exchange rates during the fiscal years ended March 31, 2017 and 2018 are presented below.

	Fiscal Year ended March 31
	2017	2018	Change
The average rate of yen
1 U.S. dollar	¥108.4	¥110.9	2.5 yen depreciation
1 Euro	118.8	129.7	10.9 yen depreciation

Sales and operating revenue (“Sales”) increased 940.7 billion yen (12%) compared to the previous fiscal year (“year-on-year”) to 8,544.0 billion yen.  This increase was due to increases in sales in all segments except for the Mobile Communications (“MC”) segment and All Other.  On a constant currency basis, sales increased approximately 9% year-on-year.  For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see Note on page 9.

Operating income increased 446.2 billion yen year-on-year to 734.9 billion yen.  This significant increase was due to the impact of the above-mentioned increase in sales and the positive impact of foreign exchange rates as well as the factors listed below, partially offset by an impairment charge* against long-lived assets in the MC segment:

・	A gain resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business: 28.3 billion yen (Semiconductors segment)
・	A gain resulting from the sale of real estate held by a subsidiary: 10.5 billion yen (Music segment)
・	Insurance recoveries, mainly for opportunity losses related to the 2016 Kumamoto Earthquakes (the “Kumamoto
Earthquakes”): 6.7 billion yen (Semiconductors segment) and 2.6 billion yen (IP&S segment)
・	A gain resulting from the sale of manufacturing equipment: 8.6 billion yen (Semiconductors segment)

Operating income in the previous fiscal year included the following:
・	An impairment charge of goodwill: 962 million U.S. dollars (112.1 billion yen) (Pictures segment)
・	An impairment charge related to the transfer of the battery business: 42.3 billion yen (All Other)
・
An impairment charge against long-lived assets resulting from the termination of the development and manufacturing of certain high-functionality camera modules for external sale: 23.9 billion yen (Semiconductors segment)

・	Net charges in expenses resulting from the Kumamoto Earthquakes: 15.4 billion yen (Semiconductors segment)
・	A gain on the sale of certain shares of M3, Inc.: 37.2 billion yen (All Other)

* Primarily in light of smartphone sales results and changes in the business environment since January 2018, Sony conducted a review of its future profitability forecast for the smartphone business in the MC segment from March 2018 through April 2018.  The outcome of this review was a downward revision in the profitability forecast for the business.  The result of this downward revision was a decrease in expected future cash flows, which resulted in the recording of an impairment charge against long-lived assets of 31.3 billion yen as an operating loss in the fourth quarter of the fiscal year ended March 31, 2018.  In addition, as a part of the revised profitability forecast, Sony has changed its strategy to address the fact that the market and business environment for its smartphone business have become more challenging.

During the current fiscal year, restructuring charges, net, decreased 37.8 billion yen year-on-year to 22.4 billion yen, primarily due to the absence of the above-mentioned impairment charge related to the transfer of the battery business recorded in the previous fiscal year.  This amount is recorded as an operating expense included in the above-mentioned operating income.

Equity in net income of affiliated companies, recorded within operating income, increased 5.0 billion yen year-on-year to 8.6 billion yen.  This increase was primarily due to an improvement of equity in net income (loss) for SA Reinsurance Ltd. in the Financial Services segment.

The net effect of other income and expenses improved 1.3 billion yen year-on-year to an expense of 35.8 billion yen.  This improvement was primarily due to an increase in interest and dividend income as well as lower losses on the devaluation of securities investments, partially offset by an increase in net foreign exchange losses.

Income before income taxes increased 447.4 billion yen year-on-year to 699.0 billion yen.

During the current fiscal year, Sony recorded 151.8 billion yen of income tax expense, resulting in an effective tax rate of 21.7%, which was lower than the effective tax rate of 49.3% in the previous fiscal year.  This lower effective tax rate in the current fiscal year was mainly due to (1) profits recorded at Sony Corporation and its national tax filing group in Japan, and in the U.S. consolidated tax filing group, both of which have established valuation allowances for deferred tax assets, compared to the losses recorded for those groups in the previous fiscal year and (2) the negative impact of the nondeductible goodwill charge that was recorded in the previous fiscal year.  In addition, during the current fiscal year, Sony recorded a 13.8 billion yen tax benefit related to deferred tax liabilities as a result of U.S. tax reform.

Net income attributable to Sony Corporation’s stockholders, which deducts net income attributable to noncontrolling interests, increased 417.5 billion yen year-on-year to 490.8 billion yen.

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-12.

Operating Activities: During the current fiscal year, there was a net cash inflow of 1,255.0 billion yen from operating activities, an increase of 445.7 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 771.7 billion yen, an increase of 325.9 billion yen year-on-year.  This increase was primarily due to an increase in net income after taking into account non-cash adjustments (including depreciation and amortization, gain on sales of securities investments and other operating income (expense)) and an increase in accrued expenses in other current liabilities.

The Financial Services segment had a net cash inflow of 498.6 billion yen, an increase of 122.4 billion yen year-on-year.  This increase was primarily due to an increase in insurance premium revenue at Sony Life Insurance Co., Ltd. (“Sony Life”).

Investing Activities: During the current fiscal year, Sony used 822.2 billion yen of net cash in investing activities, a decrease of 431.8 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 163.1 billion yen, a decrease of 136.3 billion yen year-on-year.  This decrease was mainly due to a decrease in payments for fixed asset purchases such as semiconductor manufacturing equipment, as well as a year-on-year increase in cash proceeds from the sales of fixed assets and businesses, such as the battery business.

The Financial Services segment used 659.3 billion yen of net cash, a decrease of 293.9 billion yen year-on-year.  This decrease was mainly due to a year-on-year decrease in payments for investments and advances at Sony Life  and Sony Bank Inc. (“Sony Bank”).

In all segments excluding the Financial Services segment, net cash generated in operating and investing activities combined*1 for the current fiscal year was 608.6 billion yen, a year-on-year increase of 462.2 billion yen.

Financing Activities: Net cash provided by financing activities during the current fiscal year was 246.5 billion yen, a decrease of 205.8 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a 54.1 billion yen net cash outflow, a decrease of 119.3 billion yen year-on-year.  This decrease was mainly due to a year-on-year decrease in the repayment of long-term debt, as well as the absence of the payment for the purchase of Sony/ATV Music Publishing LLC (“Sony/ATV”) shares from noncontrolling interests in the previous fiscal year.  On the other hand, during the previous fiscal year, Sony raised capital from the issuance of straight bonds.

In the Financial Services segment, there was a 285.4 billion yen net cash inflow, a decrease of 326.2 billion yen year-on-year.  This decrease was primarily due to a decrease in short-term borrowings at Sony Life.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2018 was 1,586.3 billion yen.  Cash and cash equivalents of all segments excluding the Financial Services segment was 1,193.2 billion yen at March 31, 2018, an increase of 501.4 billion yen compared with the balance as of March 31, 2017.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 393.1 billion yen at March 31, 2018, an increase of 124.8 billion yen compared with the balance as of March 31, 2017.

*1
Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-12.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because Sony Financial Holdings Inc. (“SFH”), which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen)
	Fiscal year ended March 31
	2017	2018

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥809.3	¥1,255.0
Net cash used in investing activities reported in the consolidated statements of cash flows	(1,254.0)	(822.2)
Subtotal (A)	(444.7)	432.8

Less: Net cash provided by operating activities within the Financial Services segment (B)	376.2	498.6
Less: Net cash used in investing activities within the Financial Services segment (C)	(953.2)	(659.3)
Eliminations *2 (D)	14.1	15.1

Cash flow generated by operating and investing activities combined excluding the Financial Services segment’s activities (A)-(B)-(C)+(D)	¥146.3	¥608.6

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Outlook for the Fiscal Year Ending March 31, 2019

The forecast for consolidated results for the fiscal year ending March 31, 2019 is as follows:

	(Billions of yen)		Change from March 31, 2018 Results
	March 31, 2018 Results	March 31, 2019 April Forecast
Sales and operating revenue	¥8,544.0	¥8,300	- ¥244.0 bil	- 2.9%
Operating income	734.9	670	- 64.9 bil	- 8.8
Income before income taxes	699.0	735	+ 36.0 bil	+ 5.1
Net income attributable to Sony Corporation’s stockholders	490.8	480	- 10.8 bil	- 2.2

Assumed foreign currency exchange rates for the fiscal year ending March 31, 2019 are below.

	(For your reference) Average foreign currency exchange rates for the fiscal year ended March 31, 2018	Assumed foreign currency exchange rates for the fiscal year ending March 31, 2019
1 U.S. dollar	110.9 yen	approximately 105 yen
1 Euro	129.7 yen	approximately 125 yen

Consolidated sales for the fiscal year ending March 31, 2019 are expected to decrease year-on-year primarily due to the impact of foreign exchange rates and an expected decrease in sales in the MC segment.

Consolidated operating income is expected to decrease year-on-year mainly due to an expected decrease in operating income in the Semiconductors segment.  Restructuring charges for the Sony Group are expected to be approximately 22 billion yen in the fiscal year ending March 31, 2019, essentially flat year-on-year.  This amount will be recorded as an operating expense included in the above-mentioned forecast for operating income.

On April 3, 2018, Spotify Technology S.A. (“Spotify”) was publicly listed for trading on the New York Stock Exchange.  Sony owned 5.707% of Spotify’s shares (5.082% on a fully diluted basis) at the time of the public listing, approximately half of which have been sold to date.  Due to the public listing and the sale of shares, Sony expects to record an unrealized valuation gain for the shares Sony continues to hold and a realized gain for the shares sold, net of the estimated amount to be shared with its artists and distributed labels.  The sum of the unrealized valuation gain (net) and the gain on the sale of shares (net) expected to be recorded in Other income for the fiscal year ending March 31, 2019 is expected to be approximately 100 billion yen in total.

Net income attributable to Sony Corporation’s stockholders is expected to decrease year-on-year mainly due to the above-mentioned decrease in consolidated operating income, and the absence of a tax benefit as a result of tax reform in the U.S. recorded in the fiscal year ended March 31, 2018, partially offset by the above-mentioned unrealized valuation gain and the gain on sales of Spotify shares.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

*    *    *    *    *

Business Segment Information

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.  For details regarding each segment’s product categories, please refer to page F-8.  For details regarding business segment realignment, please refer to Note on page F-13.

The operating performance results and highlights for each business segment for the fiscal year ended March 31, 2018 and the forecast for each business segment for the fiscal year ending March 31, 2019 are as follows:

	(Billions of yen)
	March 31, 2017 Results	March 31, 2018 Results	March 31, 2019 April Forecast
Game & Network Services (G&NS)
Sales and operating revenue	¥1,649.8	¥1,943.8	¥1,900
Operating income	135.6	177.5	190
Music
Sales and operating revenue	647.7	800.0	750
Operating income	75.8	127.8	112
Pictures
Sales and operating revenue	903.1	1,011.1	960
Operating income (loss)	(80.5)	41.1	42
Home Entertainment & Sound (HE&S)
Sales and operating revenue	1,039.0	1,222.7	1,150
Operating income	58.5	85.8	86
Imaging Products & Solutions (IP&S)
Sales and operating revenue	579.6	655.9	660
Operating income	47.3	74.9	75
Mobile Communications (MC)
Sales and operating revenue	759.1	723.7	640
Operating income (loss)	10.2	(27.6)	(15)
Semiconductors
Sales and operating revenue	773.1	850.0	870
Operating income (loss)	(7.8)	164.0	100
Financial Services
Financial services revenue	1,087.5	1,228.4	1,270
Operating income	166.4	178.9	170
All Other, Corporate and elimination
Operating loss	(116.7)	(87.6)	(90)
Consolidated
Sales and operating revenue	7,603.3	8,544.0	8,300
Operating income	288.7	734.9	670

Game & Network Services
Results for the fiscal year ended March 31, 2018
Sales increased 294.0 billion yen (18%) year-on-year (a 13% increase on a constant currency basis) to 1,943.8 billion yen.  This increase was primarily due to an increase in PlayStation®4 (“PS4”) software sales, including sales through the network, the impact of foreign exchange rates, as well as an increase in the number of subscribers for PlayStation®Plus, a paid membership service.

Operating income increased 41.9 billion yen year-on-year to 177.5 billion yen.  This increase was primarily due to the above-mentioned increase in sales, partially offset by an increase in selling, general and administrative expenses.  During the current fiscal year, there was a 19.8 billion yen positive impact from foreign exchange rate fluctuations.

Forecast for the fiscal year ending March 31, 2019
Sales are expected to be essentially flat year-on-year mainly due to an expected decrease in PS4 hardware sales and the impact of foreign exchange rates, substantially offset by an expected increase in PS4 software sales, including sales through the network.  Operating income is expected to increase primarily due to the impact of the above-mentioned increase in PS4 software sales, partially offset by the impact of the above-mentioned decrease in PS4 hardware sales.

Music
The Music segment results include the yen-translated results of Sony Music Entertainment (“SME”) and Sony/ATV, both U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen.  The segment also includes equity in net income for EMI Music Publishing (“EMI”), an affiliated company accounted for under the equity method for which Sony records 39.8% of EMI’s net income in the segment’s operating income.

Results for the fiscal year ended March 31, 2018
Sales increased 152.3 billion yen (24%) year-on-year (a 22% increase on a constant currency basis) to 800.0 billion yen.  This significant increase was mainly due to higher Visual Media and Platform sales and higher Recorded Music sales.  Visual Media and Platform sales increased due to the continued strong performance of Fate/Grand Order, a game application for mobile devices.  Recorded Music sales increased due to a continued increase in digital streaming revenues.  Best-selling music titles included P!nk’s Beautiful Trauma, DJ Khaled’s Grateful and Camila Cabello’s Camila.

Operating income increased 52.0 billion yen year-on-year to 127.8 billion yen.  This increase was primarily due to the impact of the above-mentioned increase in sales and the above-mentioned gain recorded on the sale of real estate.

Forecast for the fiscal year ending March 31, 2019
Sales are expected to decrease year-on-year primarily due to a change in accounting standards as well as the impact of foreign exchange rates.  Operating income is expected to decrease year-on-year primarily due to the absence of the gain recorded on the sale of real estate in the fiscal year ended March 31, 2018.

Pictures
The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Results for the fiscal year ended March 31, 2018
Sales increased 107.9 billion yen (12%) year-on-year (a 10% increase on a U.S. dollar basis) to 1,011.1 billion yen. The significant increase in sales on a U.S. dollar basis was due to higher sales in Media Networks, Motion Pictures, and Television Productions.  Media Networks sales increased primarily due to higher advertising and subscription revenues resulting from the acquisition of TEN Sports Network and improved ratings, both in India.  Motion Pictures sales increased due to the strong worldwide theatrical performance of Spider-Man: Homecoming and Jumanji: Welcome to the Jungle, partially offset by lower television licensing revenues for catalog product.  Television Productions sales increased due to higher licensing revenues for various U.S. television series including The Goldbergs, The Good Doctor and Philip K. Dick’s Electric Dreams, partially offset by lower television licensing revenues for catalog product.

Operating income of 41.1 billion yen was recorded, compared to an operating loss of 80.5 billion yen in the previous fiscal year.  This significant improvement in operating results was primarily due to the absence of the 962 million U.S. dollars (112.1 billion yen) impairment charge of goodwill recorded in the previous fiscal year.  Operating results also improved due to the above-mentioned increase in sales, partially offset by an operating loss from TEN Sports Network, which was acquired in February 2017.

Forecast for the fiscal year ending March 31, 2019
Sales are expected to decrease year-on-year primarily due to the impact of foreign exchange rates.  Operating income is expected to be essentially flat.

Home Entertainment & Sound
Results for the fiscal year ended March 31, 2018
Sales increased 183.7 billion yen (18%) year-on-year (a 12% increase on a constant currency basis) to 1,222.7 billion yen, primarily due to an improvement in the product mix of televisions reflecting a shift to high value-added models, as well as the impact of foreign exchange rates.

Operating income increased 27.3 billion yen year-on-year to 85.8 billion yen.  This increase was primarily due to the impact of the above-mentioned increase in sales and the positive impact of foreign exchange rates, partially offset by an increase in research and development, marketing and other expenses.  During the current fiscal year, there was a 22.8 billion yen positive impact from foreign exchange rate fluctuations.

Forecast for the fiscal year ending March 31, 2019
Sales are expected to decrease year-on-year primarily due to the impact of foreign exchange rates as well as a decrease in television unit sales resulting from a strategic decision not to pursue scale in order to focus on profitability.  Operating income is expected to be essentially flat year-on-year primarily due to an improvement in the product mix of televisions reflecting a shift to high value-added models, substantially offset by the impact of the above-mentioned decrease in sales.

Imaging Products & Solutions
Results for the fiscal year ended March 31, 2018
Sales increased 76.3 billion yen (13%) year-on-year (a 9% increase on a constant currency basis) to 655.9 billion yen.  This significant increase was mainly due to the absence of the impact from the Kumamoto Earthquakes in the previous fiscal year, the impact of foreign exchange rates and an improvement in the product mix of Still and Video Cameras reflecting a shift to high value-added models.

Operating income increased 27.7 billion yen year-on-year to 74.9 billion yen.  This significant increase was mainly due to the above-mentioned improvement in product mix, the positive impact of foreign exchange rates and the absence of the impact from the Kumamoto Earthquakes in the previous fiscal year.  During the current fiscal year, there was a 11.6 billion yen positive impact from foreign exchange rate fluctuations.

Forecast for the fiscal year ending March 31, 2019
Sales and operating income are both expected to be essentially flat year-on-year, primarily due to the expected negative impact of foreign exchange rates being substantially offset by an improvement in the product mix of Still and Video Cameras reflecting a shift to high value-added models.

Mobile Communications
Results for the fiscal year ended March 31, 2018
Sales decreased 35.4 billion yen (5%) year-on-year (a 7% decrease on a constant currency basis) to 723.7 billion yen, due to a decrease in smartphone unit sales.

Operating loss of 27.6 billion yen was recorded, compared to operating income of 10.2 billion yen in the previous fiscal year.  This deterioration in operating results was mainly due to the above-mentioned 31.3 billion yen loss recorded as an impairment charge against long-lived assets, the decrease in unit sales and an increase in the price of key components, partially offset by a reduction in operating costs.  During the current fiscal year, there was a 5.3 billion yen negative impact from foreign exchange rate fluctuations (which includes the impact of foreign exchange hedging).

Forecast for the fiscal year ending March 31, 2019
Sales are expected to decrease year-on-year due to a significant downsizing of smartphone unit sales in an effort to improve profitability.  Operating loss is expected to decrease due to the absence of the impairment charge against long-lived assets recorded in the fiscal year ended March 31, 2018, as well as a reduction in operating costs, partially offset by the above-mentioned decrease in unit sales.

Semiconductors
Results for the fiscal year ended March 31, 2018
Sales increased 76.9 billion yen (10%) year-on-year (a 7% increase on a constant currency basis) to 850.0 billion yen.  This increase was primarily due to a significant increase in unit sales of image sensors for mobile products, as well as the absence of the impact from the Kumamoto Earthquakes which resulted in a production decrease in the previous fiscal year, partially offset by a significant decrease in sales of camera modules, a business which was downsized.

Operating income of 164.0 billion yen was recorded, compared to an operating loss of 7.8 billion yen in the previous fiscal year.  This significant improvement in operating results was primarily due to the impact of the above-mentioned increase in sales, the 28.3 billion yen gain resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business, the 8.6 billion yen gain resulting from the sale of manufacturing equipment, as well as the 6.7 billion yen in insurance recoveries related to the Kumamoto Earthquakes.  Additionally, in the previous fiscal year, the Semiconductors segment operating results included the above-mentioned 23.9 billion yen impairment charge against long-lived assets relating to camera modules, net charges of 15.4 billion yen in expenses resulting from the Kumamoto Earthquakes and 6.5 billion yen in inventory write-downs of certain image sensors for mobile products.  During the current fiscal year, there was a 11.7 billion yen positive impact from foreign exchange rate fluctuations.

Forecast for the fiscal year ending March 31, 2019
Sales are expected to be essentially flat year-on-year primarily due to an increase in unit sales of image sensors for mobile products, partially offset by the impact of foreign exchange rates.  Operating income is expected to decrease significantly primarily due to an increase in depreciation and amortization expenses as well as research and development expenses, and the negative impact of foreign exchange rates, partially offset by the impact of the above-mentioned increase in sales.  In addition, the above-mentioned gain resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business, the gain resulting from the sale of manufacturing equipment, as well as the insurance recoveries related to the Kumamoto Earthquakes were recorded in the fiscal year ended March 31, 2018.

Financial Services
The Financial Services segment results include SFH and SFH’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank.  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Results for the fiscal year ended March 31, 2018
Financial services revenue increased 140.9 billion yen (13%) year-on-year to 1,228.4 billion yen.  This was primarily due to an increase in revenue at Sony Life.  Revenue at Sony Life increased 128.0 billion yen year-on-year to 1,093.6 billion yen, primarily due to higher insurance premium revenue reflecting an increase in the policy amount in force.

Operating income increased 12.5 billion yen year-on-year to 178.9 billion yen primarily due to an increase in operating income at Sony Life and a decrease of equity in net loss of affiliated companies.  Operating income at Sony Life increased 4.8 billion yen year-on-year to 159.1 billion yen, mainly due to a gain recorded on the sale of real estate held for investment purposes in the general account, as well as improvement in net gains and losses on derivative transactions to hedge market risk pertaining to minimum guarantees for variable life insurance.  These increases were partially offset by a year-on-year increase in amortization of deferred insurance acquisition costs, primarily driven by a decrease in interest rates in the current fiscal year compared to an increase in interest rates in the previous fiscal year.

Forecast for the fiscal year ending March 31, 2019
Financial services revenue is expected to increase year-on-year primarily due to an increase in insurance premium revenue, reflecting an increase in policy amount in force at Sony Life.  Operating income is expected to decrease slightly year-on-year due to a decrease in gains on the sale of assets, partially offset by the above-mentioned increase in revenue.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

*    *    *    *    *

Basic Views on Selection of Accounting Standards

Sony’s consolidated financial statements are prepared in accordance with U.S. GAAP.  Sony’s business is globally diversified and Sony believes that financial statements based on U.S. GAAP contribute to smooth communication with shareholders, investors, and other stakeholders inside and outside of Japan.  Sony is considering whether to adopt International Financial Reporting Standards (“IFRS”) while closely monitoring the development of new accounting standards and the stance of regulatory bodies at home and abroad.

Note
Sales on a Constant Currency Basis and Impact of Foreign Exchange Rate Fluctuations
The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the previous fiscal year to local currency-denominated monthly sales in the current fiscal year.  For Sony Music Entertainment and Sony/ATV Music Publishing in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rates for the previous fiscal year from the current fiscal year to the major transactional currencies in which the sales are denominated.  The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales.  Additionally, the MC segment enters into its own foreign exchange hedging transactions.  The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP.  However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ii)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;
(iii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market and regulatory conditions;
(vi)	changes in laws, regulations and government policies in the markets in which Sony operates, including those related to taxation and corporate social responsibility;
(vii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(viii)	Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);
(ix)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(x)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint and other strategic investments;
(xi)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xii)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xiii)	Sony's reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, supply and distribution of its products, and its other business operations;
(xiv)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the
Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xvii)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and
(xviii)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.